Filed by El Paso Energy Corporation
         Pursuant to Rule 425 under the Securities Act of 1933
         Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No. 001-14365
         Registration Statement No. 333-31060

The following are excerpts which address the El Paso Energy Corporation/ The Coastal Corporation merger, taken from a presentation by Robert G. Phillips to Field Service customers on March 30, 2000.


[Logo] El Paso Field Services


				El Paso Field Services
				Customer Meeting
				-------------------------
				March 29-31, 2000


Cautionary Statement Regarding Forward-looking Statements

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies make these statements and projections in good faith, neither company nor its management can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Investor Notice
Investors are urged to read the proxy statement/prospectus which is included in the Registration Statement on Form
S-4 filed with the SEC on February 24, 2000 in connection with the proposed merger because it will contain important information. The proxy statement/prospectus is available for free on the SEC's web site (www.sec.gov) and from El Paso Energy Corporation's office of Investor Relations.
The merger between Coastal and El Paso is subject to government approvals and is expected to close in the fourth quarter of 2000.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El
Paso Energy Corporation on January 18, 2000.

		El Paso Energy/Coastal Merger
		---------------------------------

Coastal Midstream Business
---------------------------

[Graphic Map of Central United States showing pipelines
 WY, CO, UT, KS, OK, LA, LA, AL, TX]
400 Mi. NGL Pielines in Louisiana Not Shown

[] Processing/Frac Plant
x Gathering/NGL Pipelines
- S. Texas NGL P/L
= Under Construction

Alliance
ANR
CIG

Physical Assets:
*	3,900 Mi. Gathering
*	3,900 Wells Connected
*	14 Processing Plants
	3.2 Bcf/d Net
*	107,000 B/D Frac
*	250,000 HP Comp.

Current Volumes:
*	.9 Bcf/d gathering
*	2.6 Bcfd/d Processed
*	62,000 BPD Production
*	213 MMcf/d Merchant Sales
*	50 Bcf/d PVR

Pipelines
--------------

* Strongest group of assets in the world - best markets and best supply access
* Extremely favorable macro trends
	* Growing power generation demand for gas
	* Environmentally preferred fuel
* CIG, Southern Natural Gas and Tennessee Gas Pipeines all essentially fully contracted
* Signficant long-term upside on ANR and El Paso Natural Gas
* Growing inventory of expansion projects
* 2-5% growth plus significant free cash flow